UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MORPHIC HOLDING, INC.

(Name of Subject Company (issuer))

RAINIER ACQUISITION CORPORATION

(Offeror)

a wholly-owned subsidiary of

ELI LILLY AND COMPANY

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common stock, $0.0001 par value per share

(Title of Class of Securities)

61775R105

(CUSIP Number of Class of Securities)

Anat Hakim

Executive Vice President, General Counsel and Secretary

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Telephone: (317) 276-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Sophia Hudson, P.C.

Sharon Freiman

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Telephone: (212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Items 1 through 9 and Item 11.

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, the “Schedule TO”) relates to the offer by Rainier Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Morphic Holding, Inc., a Delaware corporation (“Morphic”), at a purchase price of $57.00 per Share, net to the stockholder in cash, without interest thereon and subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 19, 2024 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information contained in the Offer to Purchase (including Schedule I thereto) and the related Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, except as otherwise set forth below.

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated July 19, 2024.

(a)(1)(B)*	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Summary Advertisement, as published in The Wall Street Journal on July 19, 2024.

(a)(5)(A)	Joint Press Release issued on July 8, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Eli Lilly and Company with the Securities and Exchange Commission on July 8, 2024).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated July 7, 2024, by and among Eli Lilly and Company, Rainier Acquisition Corporation and Morphic Holding, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Morphic Holding, Inc. with the Securities and Exchange Commission on July 8, 2024 (File No. 001-38940)).

(d)(2)	Tender and Support Agreement, dated July 7, 2024, by and among Eli Lilly and Company, Rainier Acquisition Corporation, Timothy Springer, Chafen Lu, Springer-Lu Family 2004 Irrevocable Trust dated March 29, 2004 FBO – Kayla, Springer-Lu Family 2004 Irrevocable Trust dated March 29, 2004 FBO – Minerva and TAS Partners LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Morphic Holding, Inc. with the Securities and Exchange Commission on July 8, 2024 (File No. 001-38940)).

(d)(3)	Tender and Support Agreement, dated July 7, 2024, by and among Eli Lilly and Company, Rainier Acquisition Corporation, Praveen Tipirneni and The Praveen Tipirneni Irrevocable Trust of 2019 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Morphic Holding, Inc. with the Securities and Exchange Commission on July 8, 2024 (FileNo. 001-38940)).

Exhibit No.	Description

(d)(4)	Tender and Support Agreement, dated July 7, 2024, by and among Eli Lilly and Company, Rainier Acquisition Corporation, Amir Nashat, Polaris Partners VII, L.P. and Polaris Entrepreneurs Funds VII, L.P. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Morphic Holding, Inc. with the Securities and Exchange Commission on July 8, 2024 (File No. 001-38940)).

(d)(5)*	Confidentiality Agreement, dated December 30, 2020, between Eli Lilly and Company and Morphic Therapeutic, Inc.

(d)(6)*	First Amendment to Confidentiality Agreement, dated December 16, 2021, between Eli Lilly and Company and Morphic Therapeutic, Inc.

(d)(7)*	Second Amendment to Confidentiality Agreement, dated December 13, 2022, between Eli Lilly and Company and Morphic Therapeutic, Inc.

(d)(8)*	Third Amendment to Confidentiality Agreement, dated August 24, 2023, between Eli Lilly and Company, Morphic Therapeutic, Inc. and Morphic Holding, Inc.

(d)(9)*	Fourth Amendment to Confidentiality Agreement, dated April 23, 2024, between Eli Lilly and Company, Morphic Therapeutic, Inc. and Morphic Holding, Inc.

(d)(10)*	Exclusivity Agreement, dated June 25, 2024, between Eli Lilly and Company and Morphic Holding, Inc.

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Filed herewith.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 19, 2024	RAINIER ACQUISITION CORPORATION

/s/ Michael C. Thompson
	Name:	Michael C. Thompson
	Title:	President and Treasurer

ELI LILLY AND COMPANY

/s/ Gordon J. Brooks
	Name:	Gordon J. Brooks
	Title:	Interim Chief Financial Officer